Mail Stop 04-06

      January 14, 2005

Robert M. Pons
Chief Executive Officer
SmartServ Online, Inc.
2250 Butler Pike, Suite 150
Plymouth Meeting, Pennsylvania 19462
(610) 397-0689

Re:   	SmartServ Online, Inc.
Form 8-K filed December 21, 2004, amended December 23, 2004
and January 10, 2005
      File No. 000-28008

Dear Mr. Pons:


	We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.


Sincerely,


							Craig Wilson
							Senior Assistant Chief
Accountant

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SmartServ Online, Inc.
December 29, 2004
Page 2